FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

ADDITIONAL ANNOUNCEMENT ON COSMOFON AND TURKTELL

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

                           ISTANBUL

Special Subjects:

This is an additional announcement following our previous announcements on January 21, 2009 regarding Cosmofon, a company that operates in Macedonia and on January 27, 2009 regarding the capital advance payment to Turktell Bilisim Hizmetleri A.S(“Turktell Bilisim”):

Cosmofon’s main shareholder Greece based operator OTE started a process for the sale of Cosmofon, which is the second largest GSM operator with 650,000 subscribers and 30% market in Macedonia, where population is 2 million.

The non-binding offer that our company had submitted in this context on December 17, 2009 is for us to be able to get involved in this process with respect to the required procedures, and just to have access to the necessary data for us to make a final evaluation on this investment opportunity in the country. Currently, no definitive decision has been taken by our Board of Directors related to this subject.

As per our company’s Board of Directors’ decision on January 27, 2009, it had been decided to pay capital advance to our 100% subsidiary Turktell Bilisim Servisleri A.S. (“Turktell Bilisim”) in the amount of TL250,000,000. Aforementioned capital advance will be, in general, used in 2009 for working capital and investment needs of the direct subsidiaries of Turktell Bilisim operating in Turkey. Capital advance payment will be added to Turktell Bilisim’s capital based on the decision that will be taken during Turktell Bilisim’s 2009 General Assembly meeting.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Koray Ozturkler
Investor & Int. Media Relations	Chief Corporate Affairs Officer
05.02.2009, 12:30	05.02.2009, 12:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 5, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 5, 2009	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Chief Corporate Affairs Officer